                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)*

                          UNIVISION COMMUNICATIONS INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                    914906102
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1 (b)

[ ]  Rule 13d-1 (c)

[X]  Rule 13d-1 (d)

CUSIP No. 914906102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Gustavo A. Cisneros (1)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Venezuela
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   31,250 (2)
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       10,954,706 (3), (4)
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          31,250 (2)
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   10,954,706 (3), (4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,985,956 (2), (3), (4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

     [X]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.40% (5)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

(1) The filing of this Schedule 13G shall not be construed as an admission by Gustavo A. Cisneros that he is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

(2) Includes 31,250 director stock options granted by the Univision Communications Inc. (the "Issuer") to Gustavo A. Cisneros that are fully exercisable or will vest and become exercisable within 60 days of February 14, 2007.

(3) Excludes 26,084,585 shares of Class A Common Stock or Class V Common Stock issuable upon exercise of warrants held by Venevision Investments LLC. These warrants to purchase Class A or Class V Common Stock are subject to certain exercise restrictions because such warrants may be exercised by their respective holders only if the aggregate shares owned by Televisa Internacional S.A. de C.V. ("Televisa"), Venevision Investments LLC and all non-U.S. aliens represent not more than 25% of the outstanding stock of the Issuer.

(4) A trust principally for the benefit of the family of Gustavo A. Cisneros and a trust principally for the benefit of the family of Ricardo J. Cisneros, or foundations or entities established primarily for the benefit of any one or more of the foregoing persons, each owns a 50% indirect beneficial ownership interest in the equity of Venevision Investments LLC, which owns these shares. These trusts have shared voting and dispositive powers over these shares.

(5) Based on 249,721,609 shares of Class A Common Stock outstanding as of January 8, 2007, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities Exchange Commission on February 9, 2007.

CUSIP No. 914906102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Ricardo J. Cisneros (1)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Venezuela
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   0
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       10,954,706 (2), (3)
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   10,954,706 (2), (3)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,954,706 (2), (3)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

     [X]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.39% (4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

(1) The filing of this Schedule 13G shall not be construed as an admission by Ricardo J. Cisneros that he is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act.

(2) Excludes 26,084,585 shares of Class A Common Stock or Class V Common Stock issuable upon exercise of warrants held by Venevision Investments LLC. These warrants to purchase Class A or Class V Common Stock are subject to certain exercise restrictions because such warrants may be exercised by their respective holders only if the aggregate shares owned by Televisa, Venevision Investments LLC and all non-U.S. aliens represent not more than 25% of the outstanding stock of the Issuer.

(3) A trust principally for the benefit of the family of Gustavo A. Cisneros and a trust principally for the benefit of the family of Ricardo J. Cisneros, or foundations or entities established primarily for the benefit of any one or more of the foregoing persons, each owns a 50% indirect beneficial ownership interest in the equity of Venevision Investments LLC, which owns these shares. These trusts have shared voting and dispositive powers over these shares.

(4) Based on 249,721,609 shares of Class A Common Stock outstanding as of January 8, 2007, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities Exchange Commission on February 9, 2007.

CUSIP No. 914906102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Venevision Investments LLC (1)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   0
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       10,954,706 (2)
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   10,954,706 (2)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,954,706 (2)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

     [X]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.39% (3)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

(1) The filing of this Schedule 13G shall not be construed as an admission by Venevision Investments LLC that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act.

(2) Excludes 26,084,585 shares of Class A Common Stock or Class V Common Stock issuable upon exercise of warrants held by Venevision Investments LLC. These warrants to purchase Class A or Class V Common Stock are subject to certain exercise restrictions because such warrants may be exercised by their respective holders only if the aggregate shares owned by Televisa, Venevision Investments LLC and all non-U.S. aliens represent not more than 25% of the outstanding stock of the Issuer.

(3) Based on 249,721,609 shares of Class A Common Stock outstanding as of January 8, 2007, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities Exchange Commission on February 9, 2007.

CUSIP No. 914906102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Venevision International Corporation (1)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   0
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       4,116,040
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   4,116,040
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,116,040
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.65% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

(1) The filing of this Schedule 13G shall not be construed as an admission by Venevision International Corporation that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act.

(2) Based on 249,721,609 shares of Class A Common Stock outstanding as of January 8, 2007, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities Exchange Commission on February 9, 2007.

CUSIP No. 914906102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     VVI Investments Corp. (1)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   0
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       4,116,040
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   4,116,040
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,116,040
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.65% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

(1) The filing of this Schedule 13G shall not be construed as an admission by VVI Investments Corp. that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act.

(2) Based on 249,721,609 shares of Class A Common Stock outstanding as of January 8, 2007, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities Exchange Commission on February 9, 2007.

ITEM 1(A). NAME OF ISSUER:

     Univision Communications Inc. (the "Issuer")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     1999 Avenue of the Stars
     Suite 3050
     Los Angeles, CA 90067

ITEM 2(A). NAME OF PERSON FILING:

     See respective cover pages.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     (i)  Gustavo A. Cisneros
          c/o Guri Organizacion de Servicios C.A.
          Paseo Enrique Eraso
          Centro Comercial Paseo Las Mercedes
          Piso 2
          Caracas, Venezuela

     (ii) Ricardo J. Cisneros
          c/o Guri Organizacion de Servicios C.A.
          Paseo Enrique Eraso
          Centro Comercial Paseo Las Mercedes
          Piso 2
          Caracas, Venezuela

     (iii) Venevision Investments LLC
           c/o Finser Corporation
           121 Alhambra Plaza
           Suite 1400
           Coral Gables, FL 33134

     (iv) Venevision International Corporation
          c/o Finser Corporation
          121 Alhambra Plaza
          Suite 1400
          Coral Gables, FL 33134

     (v)  VVI Investments Corp.

          c/o CSC Entity Services
          103 Folk Road
          Suite 200
          Wilmington, DE 19803

ITEM 2(C). CITIZENSHIP:

     Gustavo A. Cisneros and Ricardo J. Cisneros are citizens of Venezuela. Venevision Investments LLC is a limited liability company organized under the laws of the State of Delaware. Venevision International Corporation and VVI Investments Corp. are corporations organized under the laws of the State of Delaware.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

     Class A Common Stock (1)

ITEM 2(E). CUSIP NUMBER:

     914906102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
     (C), CHECK WHETHER THE PERSON FILING IS:

     (a)  [ ]  A broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)  [ ]  A bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] An insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] An investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [ ]  A group, in accordance with Rule 13d-1(b)(ii)(J).

----------
(1) The securities that give rise to each Reporting Person's reporting obligations are shares of Class V Common Stock, which are convertible into Class A Common Stock on a share for share basis. Pursuant to Rule 13d-3(d)(1)(i), such shares of Class V Common Stock shall be deemed to be outstanding shares of Class A Common Stock for the purpose of computing the percentage of outstanding securities of Class A Common Stock deemed to be beneficially owned by the persons filing this report.

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          See respective cover pages.

     (b)  Percent of class:

          See respective cover pages.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               See respective cover pages.

          (ii) Shared power to vote or to direct the vote:

               See respective cover pages.

          (iii) Sole power to dispose or to direct the disposition of:

               See respective cover pages.

          (iv) Shared power to dispose or to direct the disposition of:

               See respective cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Gustavo A. Cisneros
     Ricardo J. Cisneros
     Venevision Investments LLC
     Venevision International Corporation
     VVI Investments Corp.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATION.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007


                                        By: /s/ Gustavo A. Cisneros
                                            ------------------------------------
                                        Name: Gustavo A. Cisneros


                                        By: /s/ Ricardo J. Cisneros
                                            ------------------------------------
                                        Name: Ricardo J. Cisneros


                                        VENEVISION INVESTMENTS LLC


                                        By: /s/ Joan Burton Jensen
                                            ------------------------------------
                                        Name: Joan Burton Jensen
                                        Title: Secretary


                                        VENEVISION INTERNATIONAL CORPORATION


                                        By: /s/ Eduardo L. Hernandez
                                            ------------------------------------
                                        Name: Eduardo L. Hernandez
                                        Title: Secretary


                                        VVI INVESTMENTS CORP.


                                        By: /s/ Robert J. Downing
                                            ------------------------------------
                                        Name: Robert J. Downing
                                        Title: President